FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes		No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes		No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes		No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Press Release

ENDESA PRESS RELEASE CONCERNING
EUROPEAN COMMISSION DECISION

New York, 15 November 2005.- ENDESA (NYSE: ELE) requested that the European Commission comment on its own authority in the event of the concentration that would arise from the hostile bid by Gas Natural in the conviction that, under European law governing concentrations, the requirements of necessary assumptions and right to determine the community dimension of the operation had been met. The authorities have acknowledged on a number of occasions the complex nature of the decision.

ENDESA also took this initiative with the aim, in defence of the interests of its shareholders, of removing any uncertainty about the regulatory authority that must review the operation and the conditions under which it could, or could not, go ahead.

This measure was becoming particularly necessary in this case given that Gas Natural had apparently not consulted the European Commission about this point previously, as recommended in the best practice guidelines published by the European Competition Directorate-General.
ENDESA wishes to state that it has constantly shown a high degree of transparency throughout this process, as can be witnessed by its willingness to make available to the participating parties all of the documentation submitted to the European Commission. This is in stark contrast to the other procedures in which, claiming confidentiality, ENDESA has not had access to a large amount of information submitted by Gas Natural.

ENDESA will scrutinise the decision taken today by the European Commission and consider making full use of the legal instruments provided by European law. In any case, after a preliminary analysis of the decision it is surprising that the Spanish anti-trust authority has made various allegations throughout the procedure which are in line with Gas Natural’s declarations, of which ENDESA, as an interested party in both the EU and the Spanish procedure, had not been notified. Likewise, from a material standpoint, ENDESA’s legal counsel is studying the compatibility of this decision with EU Law.

In any event, ENDESA is firmly convinced that, regardless of the authority that ultimately has jurisdiction over the matter, the criteria, principles and rules to be applied in the examination of the operation are clearly established both in European and national legislation and in the precedents established by the numerous decisions already adopted previously in similar cases by the various European and Spanish anti-trust bodies.

In any event, ENDESA considers that the hostile takeover bid launched by Gas Natural results in a concentration that seriously threatens competition and that it faces major obstacles that make it difficult for the anti-trust bodies to authorise under the proposed conditions.

The concentration operation in itself and the agreement signed with Iberdrola raise the following questions in terms of competition law:

1.- It removes ENDESA from the natural gas supply and trading markets, which, combined with ENDESA’s CCGTs give it an 11-12% market share, similar to (for instance) that of Spain's third largest utility. It also strengthens the position of the main operator, which boasts shares above 40% in all the natural gas markets (supply and trading).

2.- It removes a major competitor in the power generation and supply markets, with market shares of nearly 5% and major growth projects and prospects.

3.- In all the electricity and natural gas markets involved, it removes the most commercially aggressive competitors (ENDESA in gas and Gas Natural in electricity) and those with the highest penetration and growth.

4.- In the wholesale electricity generation market, it creates a major duopoly between Iberdrola and Gas Natural, spawning a strong mutual incentive for tacit collusion and abuse of market power.

5.- In the electricity and gas supply markets, the operation leads to increased concentration in all segments. Specifically, its would create regional gas and electricity distribution monopolies protected by the control of the two networks and advantages in supply in Spanish regions such as Catalonia, Madrid, Valencia, Murcia and Andalusia. These account for 60% of Spanish gas demand and 55% of electricity demand and are larger in size than Belgium, the Netherlands and Austria combined.

For all these reasons, the operation would represent a serious backward step of more than three years in the deregulation process of the Spanish energy market, with negative implications for other European Union countries and especially in the MIBEL. It will also have major implications for consumers, with foreseeable rises in energy prices that could not be offset by the scant synergies generated from the operation or the commitments made by Gas Natural.

Moreover, the design of operation would dismantle the significant position already attained by ENDESA in Europe, as well as destroy value, to the extent that Gas Natural has plans to sell core assets in this area without being subject to concurrent prices, which would considerably hurt competition in Italy, Portugal and France and result in the disappearance of one of the few major operators in the process to create a single energy market in Europe.

For additional information please contact Álvaro Pérez de Lema, North America Investor Relations Office, telephone # 212 750 7200
http://www.endesa.es
Investor Relations
Madrid +34 91 213 1503 / New York +1 212 750 7200
e-mail: ir@endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: November 15th, 2005	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations